Maurice R. Stone

9600 Great Hills Trail, Suite 150W

Austin, TX 78759

January 30, 2013

The Board of Directors

iVoiceIdeas, Inc.

To The Board:

Please accept this letter as notification of my immediate resignation as President of iVoiceIdeas, Inc. Additionally, I hereby resign from the Board of Directors as well. I appreciated the opportunity to serve iVoiceIdeas, Inc. and its shareholders.

Thank you very much for your attention to this matter.

Sincerely,

//s// Maurice Stone